August 4, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael R. Clampitt
Matt McNair

Re:	Sterling Financial Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3
Filed on July 12, 2011
File No. 333-169579

Ladies and Gentlemen:

Sterling Financial Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2011 relating to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169579) filed with the Commission on July 12, 2011 (“Amendment No. 2”).

Simultaneously herewith, the Company is filing via EDGAR Post-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	We note your response to comment 3 in our letter dated June 16, 2011. Because there is no existing market for the warrants, you must include a price for the warrants.

The cover page of the prospectus has been revised to include the following: “The Company estimates that the Anchor Investor Warrants (as defined herein) will be sold at a range of $5.89 to $7.81 per warrant, and that the Treasury Warrants (as defined herein) will be sold at a range of $8.01 to $9.89 per warrant, until such warrants are quoted on the OTCBB or an exchange, and thereafter at prevailing market prices or privately negotiated prices. In estimating these price ranges, the Company used the closing price of our Common Stock set forth above and relied on the Black-Scholes option pricing model, and differences in the price ranges are attributable to differences in exercise prices, duration of the warrants, and the assumed risk free interest rate.” The Plan of Distribution has also been updated with similar language.

2.	We note that you may have sold warrants for which there was no market at prices and on terms determined at the time of the offering pursuant to your original prospectus. Please provide us with your legal analysis addressing how the prospectus complied with Section 10 of the Securities Act of 1933 and Schedule A, paragraph 16.

The Company respectfully submits that no warrants listed in the Registration Statement have been sold by selling security holders pursuant to the Registration Statement or otherwise. The number of warrants listed in the prospectus decreased since the original effectiveness date of November 8, 2010 solely as a result of a reverse stock split that occurred later in November 2010 after the effectiveness date of the Registration Statement. As indicated in the response to the first comment above, the Company has revised the prospectus to disclose a range of prices at which the Company expects warrants may be sold.

The Company respectfully submits that it believes that the prospectus included in the Registration Statement at the original date of effectiveness complied with the Securities Act of 1933 and Schedule A because the prospectus communicated that the price of the warrants would be based on the prevailing market price of the underlying common stock. Specifically, the prospectus disclosed that (a) the warrants were exercisable for a specified number of shares of common stock for a specified exercise price, subject to adjustment, all as described in detail under “Description of the Warrants,” (b) the warrants and other securities may be sold, among other things, at “prices related to [the] prevailing market prices,” as stated under “Plan of Distribution” and (c) market prices of the common stock and therefore the pricing of the warrants may be adversely affected by issuances of a large number of shares of Common Stock, as stated in “Risk Factors.” Accordingly, the Company believes that these disclosures adequately conveyed to potential purchasers of warrants that the method of determining an offering price for warrants would be related to the prevailing market price of the underlying common stock, the market price of which was disclosed as of the latest practical date under “Stock Market and Dividend Information.” The Company believes such an approach is permitted where impracticable to state the price to the public. The Company believes this approach complied with Instruction 2 to Item 501(b)(3) of Regulation S-K, as well as paragraph 16 of Schedule A, which require disclosure of the proposed offering price or the method by which such price is computed. Notwithstanding this analysis, in light of the Staff’s comment, the Company has updated the prospectus in Amendment No. 3 to disclose its estimate of the range of prices at which warrants may be sold in future offerings.

3.	Please add a recent developments section and disclose whether you are in compliance with all of the material terms of your regulatory agreements. Also disclose whether there was a material adverse effect on your results of operations during the recently completed second quarter.

The Company has included a recent developments section on page 3 of Amendment No. 3 in response to this comment that provides the following disclosure:

“Following are selected highlights for the second quarter of 2011: net income attributable to common shareholders was $7.6 million, or $0.12 per common share, compared to $5.4 million, or $0.09 per common share, for the first quarter of 2011; loan originations were $883.0 million, a 41 percent increase over the prior quarter; retail transaction, savings and money market demand account balances increased by $81.7 million, or 3 percent, over the prior quarter; net interest margin expanded to 3.31 percent, improving 9 basis points over the prior quarter; and nonperforming assets declined by $131.3 million, or 21 percent, from the prior quarter. These financial highlights are not meant to be a comprehensive presentation of our unaudited financial results as of June 30, 2011 or for the three and six months then ended, and investors should read our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which will be incorporated by reference herein upon filing thereof, for more complete information about our results for the quarter. We believe that we are in compliance in all material respects with the material terms of our regulatory agreements and are meeting the timelines for compliance set out in our regulatory agreements and that there has been no material adverse effect on our results of operations during the recently completed second quarter.”

Risk Factors, page 4

4.	We note your response to comment 1 in our letter dated June 16, 2011; specifically, we note that you do not believe that an underwritten offering presents additional risks to purchasers of securities from at-the-market sellers. Please revise to disclose any potential effects a large underwritten block sale could have on the price of your securities and how purchasers of securities from at-the-market sellers could be affected.

The Company wishes to clarify that comment 1 in the letter dated June 16, 2011 focused on risks to at-the-market sellers and the Company’s response focused on such sellers. The Company advises the Staff that it has added the following disclosure on page 4 of its Amendment No. 3 to address comment 4 in the Staff’s letter of July 22:

“Sales of substantial amounts of our common stock in the public markets could significantly reduce the prevailing market price of our common stock.

Sales of our securities may be made pursuant to this prospectus in a variety of types of transactions, ranging from large underwritten block sales to small at-the-market sales. Sales of a large number of securities can have a significant negative effect on the market price of a security. If our existing shareholders sell or indicate an intent to sell shares in a large underwritten block sale pursuant to this prospectus or otherwise, the trading price of our common stock may decline significantly. Moreover, a person who agreed to purchase securities in an at-the-market sale pursuant to this prospectus prior to such indication may be bound to purchase securities at a price that is significantly higher than the market price at the time such transaction settles and such purchaser may not be able to resell such securities at prices at or above the original price paid in the at-the-market transaction.”

Plan of Distribution, page 39

5.	We note your response to comment 1 in our letter dated June 16, 2011; specifically, we note your representation that there is no current agreement among the company, the U.S. Department of the Treasury or any underwriter with respect to an underwritten offering. If true, revise the plan of distribution section to disclose that there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the securities by the selling shareholders.

The Company advises the Staff that it has been informed by Treasury that Treasury has been in discussions with underwriters regarding a potential offering. However, Treasury’s decision whether to sell some or all of its shares and at what times such sales may occur, and whether through a registered offering, pursuant to Rule 144 or otherwise, will depend on, among other things, market conditions, and as such, there is no current plan, arrangement or understanding between Treasury and any underwriter, broker-dealer or agent regarding the sale of the Securities by Treasury required to be disclosed in the registration statement. The Company is not aware of any plans, arrangements or understandings between any other selling shareholders and any underwriter, broker-dealer or agent regarding the sale of our securities by such selling shareholders.

The Company further advises the Staff that it has added the following disclosure on page 40 of Amendment No. 3 to address this comment:

“The Company is not aware of any current plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of our securities by the selling shareholders.”

*    *    *    *    *

In response to the Staff’s request in their letter dated June 16, 2011, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Please feel free to contact me at 509-838-7239 should you have any questions or additional comments.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Andrew J. Schultheis
Andrew J. Schultheis
Executive Vice President and General Counsel

cc (w/o encl.):	Patrick J. Rusnak, CFO
Sterling Financial Corporation

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

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